UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

/ x /         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

/    /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 333-39249

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Natural Resources Company
5205 North O'Connor Blvd., Suite 200
Irving, Texas  75039

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009 and for the year ended December 31, 2010

With Report of Independent Registered Public Accounting Firm

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Participants and the Plan Administrator of
Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan:

We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Dallas, Texas
June 28, 2011

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Investments at fair value	$252,274,024	$203,048,201
Notes receivable from participants	7,551,568	5,721,769
	259,825,592	208,769,970
Unallocated accrued administrative expenses	(60,073)	(15,642)
Net assets reflecting all investments, at fair value	259,765,519	208,754,328
Adjustment from fair value to contract value for fully benefit-responsive investment
contracts held by a common/collective trust	(455,273)	(205,389)
Net assets available for benefits	$259,310,246	$208,548,939

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

Additions to net assets available for benefits:
Net appreciation in fair value of investments	$30,596,500
Employer contributions	14,168,848
Participants' contributions	12,011,469
Interest and dividend income	4,692,494
Rollovers	1,212,017
Other additions	37,868
Total additions	62,719,196

Deductions from net assets available for benefits:
Distributions to participants	11,793,978
Administrative expenses	163,911
Total deductions	11,957,889
Net increase in net assets available for benefits	50,761,307
Net assets available for benefits, beginning of year	208,548,939
Net assets available for benefits, end of year	$259,310,246

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Note 1.                 Description of Plan

The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information.  Participants and beneficiaries should refer to the Plan's website (www.vanguard.com) for a complete description of the Plan, which access is only available to each participant and beneficiary.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code").  The Plan was established for the benefit of the employees of Pioneer Natural Resources USA, Inc. (the "Employer"), a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company").  All regular full-time and part-time employees of the Employer are eligible to participate in the Plan on the first payroll date following their date of hire.  Temporary employees are eligible to participate in the Plan upon completion of one year of service.  The Plan's assets are held in a trust and certain administrative functions are performed by Vanguard Fiduciary Trust Company, the trustee of the Plan (the "Trustee").

Contributions

Participants may elect to contribute to the Plan an amount up to 80 percent of their pre-tax basic compensation per pay period or the applicable legal limit.  Additionally, participants may elect to make after-tax contributions to the Plan.  Participants may also make Roth contributions to the Plan, which allow a participant to pay federal income taxes on a portion of their contributions to the Plan and take related distributions from the Plan free of federal income tax.  A participant's combined pre-tax, Roth contributions and after-tax contributions to the Plan cannot exceed 80 percent of the participant's basic compensation per pay period or the applicable legal limit.  Certain participants may make catch-up contributions to the Plan in accordance with Section 414(v) of the Code.  Pre-tax, Roth, after-tax and catch-up contributions are hereinafter referred to as "Participant Contributions."  Matching contributions are made in cash by the Employer on behalf of a participant in an amount equal to 200 percent of the pre-tax contributions made by the participant that do not exceed five percent of the participant's annual basic compensation (as defined in the Plan) (the "Matching Contributions").

Participant Accounts and Investment Options

Participants' accounts are credited with their Participant Contributions and Matching Contributions.  In accordance with Section 404(c) of ERISA and the Plan's Investment Policy Statement, participants exercise individual control over their accounts and are provided a broad range of investment funds in which they may choose to invest their Participant and Matching Contributions.  Earnings and losses attributable to the participants' chosen investments are allocated to the participants' accounts, along with any investment fees charged by the funds.  During the Plan year ended December 31, 2010, participants were permitted to allocate their contributions among the following registered investment company funds, common/collective trusts and Pioneer Natural Resources Stock Fund:

Money market fund:

•
Vanguard Prime Money Market Fund - Invests in high-quality, short-term money market instruments, including certificates of deposit, bankers acceptances, commercial paper, and other money market securities.

Bond funds:

•	Vanguard Total Bond Market Index Fund – Employs a "passive management"—or indexing—investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Bond Index.

•	Vanguard Intermediate-Term Treasury Fund – Invests at least 80 percent of its assets in U.S. Treasury securities, which include bills, bonds and notes issued by the U.S. Treasury.

•	Vanguard Inflation-Protected Securities Fund – Invests at least 80 percent of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

•	Templeton Global Bond Fund – Under normal market conditions, the fund invests at least 80 percent of its net assets in bonds issued by governments and government agencies located around the world.

•
PIMCO Total Return Fund – Invests in bonds maintaining an average duration ranging between three and six years.  The bonds that the fund invests in include U.S. government and corporate debt securities; mortgage and other asset-backed securities; U.S. dollar- and foreign currency-denominated securities of foreign issuers; and money market instruments.

•	Loomis Sayles Bond Fund – Invests primarily in investment-grade fixed income securities of U.S. issuers with a modest exposure to bonds of foreign securities, including emerging market securities.

Balanced funds:

•	Vanguard Wellington Fund – Invests 60 percent to 70 percent of its assets in dividend-paying and, to a lesser extent, non-dividend-paying common stocks of established medium-size and large companies.

•	Vanguard Target Retirement Income – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors currently in retirement.

•	Vanguard Target Retirement 2005 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors who planned to retire before the year 2008.

•	Vanguard Target Retirement 2010 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2008 and 2012.

•	Vanguard Target Retirement 2015 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2013 and 2017.

•	Vanguard Target Retirement 2020 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2018 and 2022.

•	Vanguard Target Retirement 2025 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2023 and 2027.

•	Vanguard Target Retirement 2030 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2028 and 2032.

•	Vanguard Target Retirement 2035 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2033 and 2037.

•	Vanguard Target Retirement 2040 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2038 and 2042.

•	Vanguard Target Retirement 2045 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2043 and 2047.

•	Vanguard Target Retirement 2050 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2048 and 2053.

•	Vanguard Target Retirement 2055 Fund – Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2053 and 2057.

Domestic stock funds:

•
Vanguard PRIMECAP Fund - Invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices.  The Fund's portfolio consists predominantly of stocks of large- and mid-capitalization companies.

•
Vanguard 500 Index Fund – Invests all, or substantially all, of its assets in the stocks of companies that make up the Standard and Poor's 500 Index, holding each stock in approximately the same proportion as its weighting in the index.

•	Vanguard Windsor II Fund – Invests mainly in large- and mid-capitalization companies whose stocks are considered by an advisor to be undervalued.

•	Sentinel Small Company Fund – Invests mainly in the common stocks of small and medium-sized companies that the fund's management believes have attractive growth potential and are attractively valued.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

•
Vanguard Extended Market Index Fund – Employs a "passive management"—or indexing—investment approach designed to track the performance of the Standard & Poor's Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.

•
Prudential Jennison Natural Resources Fund – Invests in natural resource companies in sectors where commodity prices are temporarily low leading to temporarily sub-par financial performance, but which offer great opportunities for the patient investor.

•	Vanguard Total Stock Market Index Fund – Employs a "passive management" – or indexing - investment approach designed to track the performance of the MSCI US Broad Market Index.

•
Artisan Mid Cap Value Fund – Invests in a diversified portfolio of stocks of medium-sized U.S. companies that Artisan considers to be undervalued, in solid financial condition, and to provide a controlled level of risk.

•
JPMorgan Small Cap Equity Fund – Invests in companies which the fund's adviser has identified as being undervalued, having leading competitive positions, predictable and durable business models and management that can achieve sustainable growth in the marketplace.

•
Royce Premier Fund – Invests at least 80 percent of assets in a limited number of equity securities with market capitalizations between $500 million and $2.5 billion.  The fund looks for companies that have excellent business strengths and/or prospects for growth, high internal rates of return and low leverage and that are trading significantly below estimates of their current worth.

•	Royce Total Return Fund – Invests primarily in the securities of small- and micro-cap companies using various value methods.

•
T. Rowe Price Mid-Cap Growth Fund – Invests at least 80 percent of its assets in a diversified portfolio of common stocks of mid-capitalization companies that offer the potential for above-average earnings growth.

International stock funds:

•
Columbia Acorn International Fund – Invests primarily in the stocks of non-U.S. small and medium-sized companies with capitalizations of less than $5 billion with the intention of holding them as they grow and selling them when they become large.

•	American Funds Euro Pacific Growth Fund – Invests at least 80 percent of its assets in securities of issuers located in Europe and the Pacific Basin.

•	Oppenheimer Developing Markets Fund – Invests primarily in common stocks of issuers in emerging and developing markets throughout the world.

•
Vanguard Total International Stock Index Fund – Employs a "passive management" – or indexing - investment approach designed to track the performance of the MSCI All Country World ex USA Investable Market Index.

Real estate fund:

•	Invesco Real Estate Fund – Invests at least 80 percent of its assets in debt and equity securities of real estate and real estate-related companies.

Common/collective trusts:

•
Vanguard Retirement Savings Trust V ("VRSTV") – Invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

•	Sarofim Equity Fund ("Sarofim") – Invests in a diversified group of large, high-quality, multinational companies with favorable growth prospects and high incremental returns on investment.

•	Pioneer Natural Resources Stock Fund – Invests in Pioneer common stock, as well as a small amount of cash, which is held in the fund to help facilitate daily transactions.

See Note 3 for additional information regarding investment risks and uncertainties.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Vesting

Participants are immediately vested in their Participant Contributions and any earnings thereon.  Participants vest in twenty-five percent of their Matching Contributions and earnings thereon for each full year of completed service over a four-year period that begins with the participant's date of hire. Participants' account balances that were merged into the Plan from predecessor plans are fully vested.

Payments of Benefits

Vested balances > $5,000.  If the total value of the vested portion of a participant's accounts (other than rollover amounts) exceeds $5,000, payments will begin the later of age 70-1/2 or retirement, unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by making a request to the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee (the "Plan Administrator"). Distributions of the vested portion of the account of a terminated, retired or disabled participant can be in the form of a single distribution or monthly, quarterly or annual installment distributions over a period of two or more years.  Upon the termination of employment, retirement or disability of a participant, such participant's vested account balances attributable to predecessor plans shall be distributed in the form of a joint and survivor annuity unless the participant directs the Plan Administrator to distribute the benefits in the form of a single distribution or installment distributions.

Vested balances < $5,000. If the total value of the vested portion of the participant's accounts is $5,000 or less but more than $1,000 (not including amounts in the participant's rollover account, if any); the participant separates from service for any reason other than the participant's retirement, permanent disability, death or transfer to an affiliate of the Employer; and the distribution is an eligible rollover distribution, the Plan will automatically pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator unless the participant elects to have it paid directly to the participant in a single distribution or rolled over to another eligible retirement plan.  If the total value of the vested portion of the participant's accounts is $5,000 or less but more than $1,000 (not including amounts in the participant's rollover account, if any) and the participant separates from service as a result of the participant's death, retirement or permanent disability, the vested portion will be distributed to the participant in a single distribution (in the case of death, to the participant's beneficiary or beneficiaries).  If the total value of the vested portion of the participant's accounts is $1,000 or less, payment will be made in a single distribution as soon as administratively possible.

In either case, vested amounts that are invested in the Pioneer Natural Resources Stock Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares of stock.

Under the Plan, a participant's beneficiary will receive the participant's account balances in the event of the participant's death.

In-Service Withdrawals

A current employee of the Employer may withdraw (i) all or a portion of the participant's account balances derived from after-tax Participant Contributions or rollover contributions; (ii) pre-tax Participant Contributions (excluding earnings and qualified nonelective contributions allocated to the participant's pre-tax Participant Contributions accounts) under certain hardship conditions specified in the Plan document; or (iii), if the participant has attained the age of 59-1/2, all or a portion of the participant's account balances (excluding certain accounts containing Employer contributions).

Notes Receivable from Participants

Participants may borrow from their accounts a maximum of the lesser of (i) $50,000 (reduced by the excess, if any, of the highest total outstanding balance of all other Plan loans to the participant during the one-year period ending on the day before the date a new loan is made, over the outstanding balance of those other loans on the date the new loan is made) or (ii) 50 percent of their accounts' vested balances.  The loans are secured by the balance in the participants' accounts.  Participants' loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent.  Loan principal and interest are paid ratably through payroll deductions over a period not to exceed five years unless the loan is for the purpose of acquiring the principal residence of the participant.  A participant may not have more than two participant notes receivable outstanding at any time, one of which may be a principal residence loan. Loans to participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Forfeitures

Upon termination of employment, the unvested portion of a participant's account is forfeited to the Plan. Forfeitures are used to restore previously forfeited amounts to participants upon rehire as required by the Plan, pay for administrative expenses incurred by the Plan, or reduce subsequent Matching Contributions made to the Plan by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA, to discontinue its contributions at any time or to terminate the Plan.  In the event of the Plan's termination or the complete discontinuance of any contributions to the Plan, participants will immediately become fully vested in their accounts.

Note 2.                 Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with United States generally accepted accounting principles ("GAAP").

Distributions of Benefits

Distributions of benefits to participants are recorded when paid.

Investment Valuation

The Plan's investments are stated at fair value in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009, as reported by the Trustee.  Investment fair values are determined as follows:

1.	Investments in registered investment company funds are valued using published market prices which represent the net asset value of shares or units held by the Plan as of December 31.
2.
Investments in the common/collective trusts are valued at net asset value based upon the fair values of the underlying net assets of the trusts, as determined by the issuer.  The fair value of the VRSTV includes traditional contracts, wrapper contracts re-bid to determine the replacement cost, and underlying bond instruments valued by the Trustee.

3.	Investments in the Company's common stock are valued at the last reported sales price on December 31 on the exchange on which it is traded.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests a portion of its net assets in investment contracts through the VRSTV common/collective trust.  As required by GAAP, the statements of net assets available for benefits present the fair value of VRSTV, adjusted from fair value to contract value.  The fair value of the Plan's interest in VRSTV is based on information reported by the issuer of the common/collective trust at year-end.  The contract value of VRSTV represents contributions plus earnings, less participant withdrawals and administrative expenses.

Security Transactions and Investment Income

Security transactions are accounted for on a trade-date basis.  Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded as earned on an accrual basis.

Notes Receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2010 or 2009.  If a

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

New Accounting Pronouncement

In September 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-25, "Reporting Loans to Participants by Defined Contribution Pension Plans."  Prior to ASU 2010-25, loans to participants were reported as investments at fair value. ASU 2010-25 requires that loans to participants be reported as notes receivable from participants at the unpaid principal balance plus any accrued but unpaid interest.  ASU 2010-25 is effective for periods ending after December 15, 2010.  The Plan adopted ASU 2010-25 in the 2010 financial statements, applied retrospectively for all periods presented.  The adoption of ASU 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.  Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

During January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820)".  ASU No. 2010-06 amended Accounting Standards Codification ("ASC") 820 to (i) require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, (ii) require separate disclosure of purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), (iii) clarify the level of disaggregation for fair value measurements of assets and liabilities and (iv) clarify disclosures about inputs and valuation techniques used to measure fair values for both recurring and nonrecurring fair value measurements.  ASU No. 2010-06 became effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements.  Those disclosures became effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.  The Plan adopted the provisions of ASU No. 2010-06 on January 1, 2010.  The adoption did not have a material effect on the Plan’s assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS." ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards.  Certain of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

Note 3.                 Investments

The Trustee holds the Plan's investments and executes all investment transactions.

The fair values of individual investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009

Vanguard PRIMECAP Fund	$36,576,668	$33,677,099
Pioneer Natural Resources Stock Fund	$26,017,509	$19,757,792
Vanguard 500 Index Fund	$24,563,175	$20,484,229
Vanguard Windsor II Fund	$19,331,051	$18,201,273
Vanguard Prime Money Market Fund	$16,579,290	$17,576,791
Sarofim Equity Fund		$11,308,758
American Funds Euro Pacific Growth Fund		$10,488,523

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

 During the year ended December 31, 2010, the fair value of the Plan's investments (including investments purchased, sold and held) appreciated as follows:

Mutual funds	$16,260,555
Pioneer Natural Resources Stock Fund	12,782,972
Common/collective trusts	1,552,973

Net appreciation in fair value of investments	$30,596,500

The investment funds in which participants are allowed to invest their accounts under the Plan are subject to a number of risks and uncertainties.  These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk.  The investment funds have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above.  Due to the level of risk associated with the investment funds, it is reasonably possible that changes in the fair values of the investment funds may have occurred since December 31, or may occur during the near term, and that such changes could cause participants' account balances, and thus the benefits to which participants are entitled under the Plan, to differ materially from those reported as of December 31, 2010 and 2009.

Note 4.                 Disclosures About Fair Value Measurements

In accordance with GAAP, fair value measurements are based upon inputs that market participants use in pricing an asset or liability, which are classified into two categories: observable inputs and unobservable inputs. Observable inputs represent market data obtained from independent sources; whereas, unobservable inputs reflect a reporting entity's own market assumptions, which are used if observable inputs are not reasonably available without undue cost and effort. These two types of inputs are further prioritized into the following fair value input hierarchy:

•	Level 1 – quoted prices for identical assets or liabilities in active markets.
•
Level 2 – quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates); and inputs derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – unobservable inputs for the asset or liability.

The fair value input hierarchy level to which an asset or liability measurement in its entirety falls is determined based on the lowest level input that is significant to the measurement in its entirety.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

The following table presents the Plan's financial assets that are measured at fair value as of December 31, 2010 and 2009, for each of the fair value hierarchy levels:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2010

Assets:
Mutual funds:
Money market fund	$16,579,290	$-	$-	$16,579,290
Bond funds	31,117,964	-	-	31,117,964
Balanced funds	36,870,891	-	-	36,870,891
Domestic stock funds	98,153,182	-	-	98,153,182
International stock funds	20,378,025	-	-	20,378,025
Real estate fund	589,002	-	-	589,002
Common/collective trusts:
Sarofim Equity Fund (a)	-	11,008,663	-	11,008,663
Vanguard Retirement Savings Trust V (b)	-	11,559,498	-	11,559,498
Pioneer Natural Resources Stock Fund	26,017,509	-	-	26,017,509
	$229,705,863	$22,568,161	$-	$252,274,024

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at December 31, 2009

Assets:
Mutual funds:
Money market fund	$17,576,791	$-	$-	$17,576,791
Bond funds	23,712,909	-	-	23,712,909
Balanced funds	24,908,770	-	-	24,908,770
Domestic stock funds	81,645,206	-	-	81,645,206
International stock funds	14,330,368	-	-	14,330,368
Real estate fund	308,616	-	-	308,616
Common/collective trusts:
Sarofim Equity Fund (a)	-	11,308,758	-	11,308,758
Vanguard Retirement Savings Trust V (b)	-	9,498,991	-	9,498,991
Pioneer Natural Resources Stock Fund	19,757,792	-	-	19,757,792
	$182,240,452	$20,807,749	$-	$203,048,201

__________
(a)
The Plan may redeem the value of any or all units by submitting a written request on any business day. Once the written request is approved, the Plan will receive the proceeds within four business days.

(b)
The Plan may redeem the value of any or all units by submitting a written request on any business day if the withdrawal is solely for the purposes of funding an authorized distribution, withdrawal or loan payment to an employee or beneficiary. In order for the Plan to redeem all of its units from the Trust, the Plan must submit a written request twelve months prior to the desired withdrawal date. Between thirty days and twelve months prior to the desired withdrawal date, the Plan may submit a written request to withdraw all units from the Trust. The value of the units the Plan receives may be decreased by the amount of loss the Trust might incur due to cancellation of any investment contract or fixed principal investment owned by the Trust.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

Note 5.                 Administrative Expenses

The Employer may pay certain expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so.  Any Plan expenses not paid by the Employer are paid from the Plan's forfeiture account or from Plan assets.  Administrative expenses incurred by the Plan were $163,911 for activity related to the year ended December 31, 2010, of which $151,691was paid from the Plan's forfeiture account and $12,220, representing participant loan transaction fees, was paid from Plan assets of the borrower. Plan administrative expenses paid by the Employer were $9,331 for activity related to the year ended December 31, 2010.

Plan assets in the Plan's forfeiture account qualifying to be used to defray Plan administrative expenses or to reduce the amount of Matching Contributions totaled $10,588 and $386,200 as of December 31, 2010 and 2009, respectively.

Note 6.                 Tax Status of the Plan

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated February 24, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 7.                 Related Party Transactions

Plan investments are in shares or units of registered investment company funds, common stock of the Company and common/collective trusts that are managed by the Trustee or for which the Trustee provides services.  Transactions in these funds and the Pioneer Natural Resources Stock Fund qualify as party-in-interest transactions.  These transactions are exempt from the prohibited transaction rules.

Note 8.                 Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the accompanying financial statements	$259,310,246	$208,548,939
Adjustment from fair value to contract value for certain fully benefit-
responsive investment contracts	455,273	205,389

Net assets available for benefits per Form 5500	$259,765,519	$208,754,328

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

            The following is a reconciliation of net increase in net assets available for benefits per the accompanying financial statements to Form 5500:

Net increase in net assets available for benefits per the accompanying financial statements	$50,761,307
Adjustment from fair value to contract value for certain fully benefit responsive investment contracts, net	249,884

Net increase per Form 5500	$51,011,191

The accompanying financial statements present fully benefit-responsive contracts at contract value.  Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Schedule H; Line 4i - Schedule of Assets (Held At End Of Year)
EIN: 75-2516853
Plan Number: 001

As of December 31, 2010

		(c)
	(b)	Description of investment including maturity	(e)
	Identity of issuer, borrower,	date, rate of interest, collateral,	Current
(a)	lessor, or similar party	par or maturity value	Value

*	Vanguard Fiduciary Trust Company	Vanguard PRIMECAP Fund – 555,876 shares	$36,576,668
*	Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund – 212,081 shares	24,563,175
*	Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund – 753,060 shares	19,331,051
*	Vanguard Fiduciary Trust Company	Vanguard Prime Money Market Fund – 16,579,290 shares	16,579,290
*	Vanguard Fiduciary Trust Company	Vanguard Retirement Savings Trust V - 11,104,225 shares	11,559,498
	American Funds	American Funds Euro Pacific Growth Fund – 270,559 shares	11,006,333
*	Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund – 918,122 shares	9,732,090
*	Vanguard Fiduciary Trust Company	Vanguard Intermediate-Term Treasury Fund – 755,705 shares	8,562,137
*	Vanguard Fiduciary Trust Company	Vanguard Wellington Fund – 230,601 shares	7,171,700
	Sentinel Group Funds, Inc.	Sentinel Small Company Fund – 832,825 shares	6,454,397
*	Vanguard Fiduciary Trust Company	Vanguard Total International Stock Index Fund – 343,809 shares	5,418,431
*	Vanguard Fiduciary Trust Company	Vanguard Inflation-Protected Securities Fund – 403,726 shares	5,248,443
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2020 Fund – 219,176 shares	4,843,788
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2015 Fund – 355,137 shares	4,410,801
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2025 fund – 330,436 shares	4,170,102
	Franklin Templeton Investments	Templeton Global Bond Fund – 273,992 shares	3,723,553
*	Vanguard Fiduciary Trust Company	Vanguard Total Stock Market Index Fund – 114,503 shares	3,613,702
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2010 Fund – 150,387 shares	3,355,123
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2035 fund – 248,984 shares	3,259,205
	OppenheimerFunds, Inc.	Oppenheimer Developing Markets Fund – 90,004 shares	3,246,433
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2005 fund – 221,447 shares	2,597,579
*	Vanguard Fiduciary Trust Company	Vanguard Extended Market Index Fund – 60,139 shares	2,481,337
	Loomis Sayles	Loomis Sayles Bond Fund – 152,688 shares	2,178,854
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2030 Fund – 90,695 shares	1,966,269
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2045 fund – 136,000 shares	1,836,004

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Schedule H; Line 4i - Schedule of Assets (Held At End Of Year)
EIN: 75-2516853
Plan Number: 001

As of December 31, 2010

*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2040 Fund – 78,394 shares	1,685,472
	PIMCO	PIMCO Total Return Fund - 154,183 shares	1,672,887
	Prudential Jennison	Jennison Natural Resources Fund - 26,069 shares	1,488,010
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2050 Fund – 56,177 shares	1,202,180
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund – 19,902 shares	1,164,864
	Royce	Royce Premier Fund – 52,920 shares	1,062,095
	Columbia Acorn Funds	Columbia Acorn International Fund - 17,273 shares	706,828
	JP Morgan	JP Morgan Small Cap Equity Fund – 19,154 shares	703,705
	Invesco	AIM Real Estate Fund – 27,472 shares	589,002
	Royce	Royce Total Return Fund – 31,485 shares	414,025
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement Income – 32,973 shares	371,932
	Artisan Funds	Artisan Mid Cap Value Fund – 14,948 shares	300,153
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2055 Fund – 32 shares	736
	Fayez Sarofim & Co.	Sarofim Equity Fund – 167,356 shares	11,008,663
*	Pioneer Natural Resources Company	Pioneer Natural Resources Stock Fund – 835,770 units	26,017,509
*	Notes receivable from participants	Interest rates range from 4.25% to 9.25% with various maturities	7,551,568

			$259,825,592

__________
*	Party-in-interest

Note: Column (d) is not applicable since all investments are participant directed.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER NATURAL RESOURCES USA, INC.
401(k) AND MATCHING PLAN

Date: June 28, 2011	By:	/s/ Larry N. Paulsen
Larry N. Paulsen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2011	By:	/s/ Richard P. Dealy
Richard P. Dealy
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2011	By:	/s/ Mark H. Kleinman
Mark H. Kleinman
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2011	By:	/s/ Kerry D. Scott
Kerry D. Scott
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2011	By:	/s/ Susan A. Spratlen
Susan A. Spratlen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2011	By:	/s/ Paul McDonald
Paul McDonald
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2011	By:	/s/ Teresa Fairbrook
Teresa Fairbrook
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 28, 2011	By:	/s/ Chris Paulsen
Chris Paulsen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

a

INDEX TO EXHIBITS

Exhibit Number	Description	Page

23.1 (a)	Consent of Independent Registered Public Accounting Firm	20

_____________
(a) Filed herewith.